================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM 11-K

(MARK ONE)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

For the fiscal year ended December 31, 2001
                          -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition  period from           to
                                ---------
Commission file number
                       ------------


                          TRANSOCEAN U.S. SAVINGS PLAN
                           (Name changed May 9, 2002,
                 formerly "Transocean Sedco Forex Savings Plan")
                   (Full Title of the Plan and the Address of
                     the Plan, if Different from that of the
                               Issuer named below)



                                 TRANSOCEAN INC.
                           (Name changed May 9, 2002,
                     formerly "Transocean Sedco Forex Inc.")
                                4 Greenway Plaza
                              Houston, Texas  77046
                 (Name of Issuer of the Securities Held Pursuant
                         to the Plan and Address of its
                           Principal Executive Office)


================================================================================

                          TRANSOCEAN U.S. SAVINGS PLAN
                (FORMERLY "TRANSOCEAN SEDCO FOREX SAVINGS PLAN")

                              Financial Statements
                            and Supplemental Schedule

                 For the years ended December 31, 2001 and 2000
                      with Report of Independent Auditors

                          TRANSOCEAN U.S. SAVINGS PLAN
                          INDEX TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


                                                                             Page
                                                                             ----

Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . . . .  1


Audited Financial Statements

   Statements of Net Assets Available for Benefits . . . . . . . . . . . . . .  2
   Statements of Changes in Net Assets Available for Benefits. . . . . . . . .  3
   Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . .  4



Supplemental Schedule

   Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year) . . . . .  9

                         REPORT OF INDEPENDENT AUDITORS


The Administrative Committee
Transocean U.S. Savings Plan

     We have audited the accompanying statements of net assets available for benefits of the Transocean U.S. Savings Plan (formerly "Transocean Sedco Forex Savings Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

Houston, Texas
May 7, 2002

                          TRANSOCEAN U.S. SAVINGS PLAN
                 Statements of Net Assets Available for Benefits



                                         December 31,
                                   ------------------------
                                      2001         2000
                                   ------------------------
Investments, at Fair Value         $63,139,717  $59,589,137
Contributions Receivable:
   Employee                            756,787      344,790
   Employer                            974,254      169,878
-----------------------------------------------------------

Net assets available for benefits  $64,870,758  $60,103,805
===========================================================



                             See accompanying notes

                          TRANSOCEAN U.S. SAVINGS PLAN
           Statements of Changes in Net Assets Available for Benefits



                                                                  Years Ended December 31,
                                                               ------------------------------
                                                                    2001            2000
                                                               ---------------  -------------
Additions:
  Contributions:
    Employee                                                   $   10,421,638   $  6,108,082
    Employer                                                        5,768,085      2,926,651
---------------------------------------------------------------------------------------------
  Total contributions                                              16,189,723      9,034,733
---------------------------------------------------------------------------------------------

  Investment income (loss):
    Net appreciation (depreciation) in fair value of investments   (9,465,120)     3,754,016
    Investment income                                               1,103,311      1,698,759
---------------------------------------------------------------------------------------------
  Total investment income (loss)                                   (8,361,809)     5,452,775
---------------------------------------------------------------------------------------------
Total additions                                                     7,827,914     14,487,508
---------------------------------------------------------------------------------------------

Deductions:
    Participant loan processing fees                                  (15,472)       (14,818)
    Benefits paid to participants                                  (3,045,489)    (3,325,818)
---------------------------------------------------------------------------------------------
Total deductions                                                   (3,060,961)    (3,340,636)
---------------------------------------------------------------------------------------------
Net increase                                                        4,766,953     11,146,872
---------------------------------------------------------------------------------------------
Net assets available for benefits:
Beginning of year                                                  60,103,805     48,956,933
---------------------------------------------------------------------------------------------
End of year                                                    $   64,870,758   $ 60,103,805
=============================================================================================


                             See accompanying notes

                          TRANSOCEAN U.S. SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   PLAN  DESCRIPTION
     -----------------

     The Transocean U.S. Savings Plan (name changed May 9, 2002, formerly "Transocean Sedco Forex U.S. Savings Plan", the "Plan") is a defined contribution plan that was established on June 25, 1993. Effective July 1, 2001, the name of the Plan changed from Transocean Sedco Forex Savings Plan to Transocean Sedco Forex U.S. Savings Plan. Transocean Inc. (name changed May 9, 2002, formerly known as "Transocean Sedco Forex Inc.", the "Company") is the Plan sponsor. The following description of the Plan provides only general information of Plan provisions. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     Effective January 1, 2000 and subsequent to the merger with Sedco Forex Holdings Limited ("Sedco Forex"), former employees of Sedco Forex became eligible to participate in the Plan if they: (i) had satisfied the Plan's one month service requirement; (ii) were U.S. citizens, U.S. permanent residents or non-U.S. citizens working in the U.S. and subject to U.S. taxes and (iii) were employed in an eligible job category.

     On January 31, 2001, the Company completed a merger transaction with R&B Falcon Corporation ("R&B Falcon"). As a result of the merger, certain R&B Falcon employees were allowed to participate in the Plan beginning June 1, 2001, July 1, 2001, or August 1, 2001 based on their assignment and geographic location.

GENERAL

     The Plan is administered by an Administrative Committee, which is composed of at least three members appointed by the Finance/Benefits Committee of the Company's Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and employee participation in the Plan is voluntary. Plan assets are held by the Plan trustee, Fidelity Management Trust Company ("Fidelity").

ELIGIBILITY

     All employees of participating Employers, as defined in the Plan, who are employed in an eligible job category, who are citizens or permanent residents of the United States and who are not under a collective bargaining agreement are eligible to participate in the Plan after completion of one full calendar month of service. Effective June 1, 2000, non-U.S. citizens (other than U.S. permanent residents) working in the United States and subject to U.S. taxes who are not participating in the Plan have the option to commence participation if they are employed in an eligible job category.

CONTRIBUTIONS

     Participants may elect to make contributions to the Plan with pre-tax dollars ("Pre-Tax Contributions"), pursuant to Section 401(k) of the Internal Revenue Code (the "Code"), and/or contributions with after-tax dollars ("After-Tax Contributions") up to a maximum of 20 percent of earnings per pay period.

     The Plan allows rollovers from other qualified plans. Participants may invest their rollovers into the Transocean Ordinary Shares Fund (a unitized fund investing in the Company's ordinary shares) or any of the mutual funds available under the Plan. Amounts rolled over can be withdrawn at any time.

                          TRANSOCEAN U.S. SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

     As a result of the merger with R&B Falcon and effective August 1, 2001, certain R&B Falcon Management Services employees who are not eligible to participate in the Transocean U.S. Retirement Plan (formerly "Transocean Sedco Forex Retirement Plan") may, at the sole discretion of the Company, receive an additional contribution into the Plan ("Annual Company Contribution"). The Annual Company Contribution may be continued annually for eligible employees who are actively employed on the last business day of the year and, if made, will be a minimum of 1.5 percent of base pay, as defined by the Plan. The Annual Company Contribution has a two-year vesting period with the employees receiving credit for their previous periods of employment with R&B Falcon Management Services.

PARTICIPATING  EMPLOYER  MATCHING  CONTRIBUTIONS

     The participating Employer matching contributions for each participant are equal to the sum of 100 percent of the first three percent of eligible earnings contributed by the participant to the Plan, plus 50 percent of the next three percent of eligible earnings contributed by the participant to the Plan. Such percentages are applied on a pay period by pay period basis. Diversification of participating Employer matching contributions is permitted and participants may direct participating Employer matching contributions into any investment fund offered by the Plan on a daily basis. Participants may also transfer participating Employer matching account balances between all investment funds on a daily basis. The participating Employers may, at their sole discretion, make an additional discretionary matching contribution of a percentage to be determined by the Administrative Committee of the first four percent of compensation contributed to the Plan.

INVESTMENT  OF  EARNINGS

     All dividends paid on the Company ordinary shares held in the Transocean Ordinary Shares Fund are used to purchase additional units of that stock fund. Earnings on mutual funds are reinvested in that fund.

VESTING

     Except for the Annual Company Contribution discussed above, participants are immediately vested in their After-Tax Contributions, Pre-Tax Contributions and participating Employer matching contributions plus actual earnings thereon.

WITHDRAWALS

     Participants may not withdraw Pre-Tax Contributions and earnings thereon until the earliest of termination of employment, attainment of age 59 or in the event of financial hardship. There is no limit on the number of withdrawals made by participants from their accounts after they reach age 70 . Participants can withdraw After-Tax Contributions and earnings thereon once in any six-month period after six months of Plan participation. Except as noted below, participating Employer matching contributions and earnings thereon cannot be withdrawn from the Plan prior to termination of employment. Participating Employer matching contributions and earnings thereon resulting from contributions made prior to June 4, 1993 can be withdrawn once in any six-month period. All distributions from mutual funds are made in cash. All amounts invested in the Transocean Ordinary Shares Fund, whether purchased with participant or participating Employer matching contributions, are distributed in the form of stock certificates or cash at the participant's election.

                          TRANSOCEAN U.S. SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Dividends paid to Fidelity on units purchased for or credited to the participant's account prior to the distribution of such units to the participant are applied to the purchase of additional units for the participant's account.

     Upon termination of service for any reason, if a participant's account is less than or equal to $5,000, the account balance will automatically be distributed to the participant within 12 months following termination. For accounts greater than $5,000, participants may request distribution upon termination but are not required to do so.

PARTICIPANT  LOANS

     Participants may borrow from their account balance the lessor of 50 percent of their vested account balance or $50,000, with a minimum loan amount of $1,000. Participants may have two loans outstanding at any one time - a "general loan", which can be used for any purpose and is to be repaid over five years or less, and a "home loan", which can only be used to purchase a primary residence and is required to be repaid in equal amounts over 15 years or less. The interest rate is fixed for the term of the loan based on the prime rate in effect during the quarter in which the loan is made plus one percent. Principal and interest is paid ratably to the participant's account through payroll deductions. There is a one-time loan origination fee of $35 per loan and an annual maintenance fee of $15 for each calendar year the loan is outstanding. These fees are deducted from the participant's account. Outstanding loan amounts are due if employment is terminated.

PLAN  TERMINATION

     Although the Company has not expressed an intent to do so, the Plan may be amended or discontinued at any time subject to the provisions of ERISA. In the event the Plan is terminated, the full amount credited to each participant's account will be payable as soon as practicable following such termination.

2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
     ----------------------------------------------

BASIS  OF  ACCOUNTING

     The financial statements of the Plan have been prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States. The following is a summary of significant accounting policies followed by the Plan.

USE  OF  ESTIMATES

     The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and schedule. Actual results may differ from those estimates.

INVESTMENT  VALUATION

     Amounts invested in the investment funds are carried at fair value based on the last quoted sales price of the year. Participant loans are valued at amortized cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date.

                          TRANSOCEAN U.S. SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

BENEFIT PAYMENTS

     Benefit payments are recorded when paid.

UNIT ACCOUNTING

     The Plan utilizes the unit method of accounting that allows the Transocean Ordinary Shares Fund to hold a small amount of cash for liquidity purposes. The value of each unit does not vary significantly from the price of the ordinary shares held in the fund. The ordinary share price is readily available to the participants and is printed in many publications. Participants may hold units of the Transocean Ordinary Shares Fund representing their proportionate interest in both the ordinary shares and cash held in the fund.

RISK  AND  UNCERTAINTIES

     The Plan provides for various investments in ordinary shares, mutual funds and short-term investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3.   INVESTMENTS
     -----------

     Investments that represent five percent or more of the Plan's net assets are as follows:

                                                             December 31,
                                                       ------------------------
                                                          2001         2000
                                                       -----------  -----------
Transocean ordinary shares                             $23,616,281  $24,872,200
Fidelity Magellan Fund                                  13,787,688   14,836,356
Spartan U.S. Equity Index Portfolio                      7,234,130    6,617,067
Fidelity Retirement Government Money Market Portfolio    6,451,505    4,440,771
Fidelity Puritan Fund                                    5,297,403    4,775,843

     During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                                 Years Ended
                                                                 December 31,
                                                          --------------------------
                                                              2001          2000
                                                          ------------  ------------
Mutual funds                                              $(3,157,482)  $(2,833,008)
Ordinary shares                                            (6,307,638)    6,587,024
                                                          ------------  ------------
Net appreciation (depreciation)                           $(9,465,120)  $ 3,754,016
                                                          ============  ============


4.   INCOME TAX STATUS
     -----------------

     The Plan received a determination letter from the Internal Revenue Service ("IRS") dated February 20, 1998 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to receiving the determination letter, the Plan was amended and restated. On February 22, 2002, the Company requested a determination from the

                          TRANSOCEAN U.S. SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

IRS on the tax qualified status of the restated Plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5.   TRANSACTIONS  WITH  PARTIES-IN-INTEREST
     ---------------------------------------

     Fidelity executed all mutual fund investment transactions for the years ended December 31, 2001 and 2000. Fidelity also provided certain accounting services to the Plan. Except for participant loan processing fees, the participating Employers have paid all administrative expenses of the Plan, including legal, accounting and trustee fees.

                              SUPPLEMENTAL SCHEDULE

                                  TRANSOCEAN U.S. SAVINGS PLAN

              Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)

                                       EIN:  66-0582307

                                      DECEMBER 31, 2001


                                                                                    Current
Identity of Issue                                  Description                       Value
-------------------------------  -----------------------------------------------  -----------

*Transocean Inc.                 Ordinary Shares; 696,248 Shares                  $23,616,281

*Fidelity Magellan Fund          Mutual Fund; 132,294 Shares                       13,787,688

*Spartan U.S. Equity;
  Index Portfolio                Mutual Fund; 178,005 Shares                        7,234,130

*Fidelity Ret. Government
  Money Market Portfolio         Mutual Fund; 6,451,505 Shares                      6,451,505

*Fidelity Puritan Fund           Mutual Fund; 299,796 Shares                        5,297,403

Neuberger & Berman
  Partners Trust                 Mutual Fund; 90,316 Shares                         1,446,866

MAS Fixed Income Portfolio       Mutual Fund; 118,986 Shares                        1,382,622

Templeton Foreign Fund A         Mutual Fund; 89,289 Shares                           825,926

*Spartan Extended Market
  Index                          Mutual Fund; 23,455 Shares                           555,889

*Fidelity U.S. Bond Index        Mutual Fund; 17,630 Shares                           190,399

*Spartan International Index     Mutual Fund; 2,259 Shares                             55,219

*Fidelity Interest-Bearing Cash  Money Market Fund: 222,580 Shares                    222,580

*Participant Loans               Loans Receivable with various maturity dates
                                 and interest rates ranging from 7.0 % to 10.5 %    2,073,209
                                                                                  -----------
Total Investments                                                                 $63,139,717
                                                                                  ===========

*  Indicates a party-in-interest to the Plan.

                          TRANSOCEAN U.S. SAVINGS PLAN

                                                                   Exhibit No. 1

                         CONSENT OF INDEPENDENT AUDITORS
                         -------------------------------

     We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-66036) pertaining to the Transocean U. S. Savings Plan (formerly "Transocean Sedco Forex Savings Plan") of our report dated May 7, 2002 with respect to the financial statements and the supplemental schedule of the Transocean U.S. Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.


                                                           /s/ Ernst & Young LLP


Houston, Texas
June 13, 2002

                                    SIGNATURE


     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Transocean U.S. Savings Plan (formerly "Transocean Sedco Forex Savings Plan") has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized, on the 13 day of June, 2002.


                                           by   Transocean U.S. Savings Plan



                                           BY
                                              ----------------------------------
                                               Ann Clinton
                                               Plan Administrator